Exhibit 99.1

Nano Dimension’s CEO Letter to Shareholders

Early Financial Results: Approximate Revenues of $3.4 Million for 2020
Recent Cash Reserves of $990 Million with No Debt

Sunrise, Florida, Feb. 09, 2021 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), an industry leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, today announced a preview of its financial results for the year ended December 31, 2020.

On a preliminary basis, Nano Dimension reported unaudited revenue of approximately $3,400,000 for the year ended December 31, 2020, approximately $990 million of cash reserves, and no debt, as of January 31, 2021. The above information reflects preliminary estimates with respect to certain results of Nano Dimension for the year ended December 31, 2020, based on currently available information. Because the audit is not yet complete, Nano Dimension’s final results may vary from the preliminary estimates.

Yoav Stern, President & Chief Executive Office remarked: “As I have commented in our quarterly results conference calls since May 2020, as well as in presentations to dozens of new investors, during the eight capital raising transactions totaling $1 billion since May 2020, the COVID-19 pandemic affected the sales of our DragonFly LDM® systems in 2020. In fact, I stated publicly that revenue in 2020 could be close to zero; therefore, I am pleased with our results. Our customers and prospects have been subjected to travel and capital expense restrictions, as well as limitations on visits of our engineers for sales, installations and support. Acquiring breakthrough technologies has not been a priority for buyers struggling with a “tsunami” event like COVID-19.”

Mr. Stern added, “I was positively surprised during H2/2020, as our revenue was much higher than I expected, reflecting the following 5 upward trends:

1.	A large number of upgrades of the older DragonFly Pro® into our next generation system, the 24/7 DragonFly LDM®, which is indicative of the high level of customer satisfaction and their continued utilization of our machines. Approximately 70% of our DragonFly Pro® customers have upgraded their machines.

2.	Revenue boosted by our recurring revenue model, which includes the selling of dielectric and conductive materials (Inks) used by the DragonFly LDM® for 3D printing.

3.	Strong initial sales of our new NaNoS® – Nano Services of Proof of Concept/Prototyping printing of Hi-PEDs® (Hi-Performance Electronic Devices) for prospective customers who may have purchased our systems, but who instead paid us for services as a result of the stagnation of their capital expenses due to COVID-19.

4.	Recurring revenues from customers, with annual services and support agreements.

5.	Sales to Pacific rim customers who recovered earlier from the COVID-19 pandemic and started to buy machines in November 2020. DragonFly LDM® was sold to an Academy of Engineering Physics, as well as to two other customers in the APAC region.

Mr. Stern concluded, “COVID-19 is still in full force in Europe and the U.S. Our working assumption is that once it phases out, we should experience a “sling shot” effect on sales as a result of the removal of restrictions on capital spending, supplier visits and travel by our customers and prospects.  In preparation for this stage, we have planned an aggressive go-to-market strategy, supported by our cash reserves.”

Other 2020 milestones and M&A activity include the following:

●	Raised approximately $1 billion, accelerating our technology and product development timelines, and our M&A strategy, both of which should fast-track our growth and market penetration in 2021.

●	Engaged Needham & Co. to lead U.S. M&A strategy.

●	Engaged CarlSquare from Germany in January 2021, for European M&A work.

●	Profiled and scanned more than 80 potential acquisition targets across geographies and electronic industry segments and contacted and studied a large part of them.

●	Identified few synergistic candidates with complementary breakthrough technologies and/or commercial complementary products and channel overlap, engaging some of them in purchase and/or merger discussions.

●	Established offices in the U.S. in South Florida, which houses marketing, sales, customer care, and application engineering teams.

●	Launched “NaNoS”, Nano-Services for Prototyping of Hi-PEDs® / 3D Printed Electronics with fabrication facilities in Israel, Hong Kong and the U.S.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. The DragonFly LDM® system is being deployed in a wide range of industries, including academic and research institutions, defense, aerospace, autonomous automotive, robotics, and biotech. Its ability to enable on-site prototyping in a matter of hours instead of weeks; create products with better performance; reduce the size and weight of electronic parts and devices; enable innovation; and critically important, protect IP, is a paradigm shift in how industry and research institutions will research, develop, and produce High-Performance Electronic Devices (Hi-PEDs™.) Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its preliminary unaudited estimates of revenues and cash reserves for the year ended December 31, 2020, its go-to-market strategy, it’s M&A strategy, discussions and potential targets, its expected growth and market penetration in 2021 and its working assumption that once the COVID-19 pandemic phases out, Nano Dimension should experience a “sling shot” effect on sales. Because such statements deal with future events and are based on Nano Dimension’s current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com

U.S. Investor Relations:

Dave Gentry
RedChip Companies Inc.
Dave@redchip.com
407-491-4498
1-800-RED-CHIP (733-2447)